Contact

www.linkedin.com/in/david-lilly-5763a59 (LinkedIn)

David Lilly

COO at Express Cash Advance
North Madison, Ohio, United States

Experience

Express Cash Advance
COO

RentWay
Director of Operations
1998 - 2003 (5 years)